UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $1,500,000,000 aggregate principal amount of 2.746% Senior Non Preferred Fixed Rate Notes due 2025 and $1,000,000,000 aggregate principal amount of 3.490% Senior Non Preferred Fixed Rate Notes due 2030, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-238243):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement dated May 20, 2020

4.1	Senior Non Preferred Debt Securities Indenture between Banco Santander, S.A., as Issuer and The Bank of New York Mellon, London Branch, as Trustee, dated as of May 28, 2020

4.2	First Supplemental Indenture to the Senior Non Preferred Debt Securities Indenture among Banco Santander, S.A. as Issuer, The Bank of New York Mellon, London Branch, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar, dated as of May 28, 2020

4.3	Form of Global Note for the 2.746% Senior Non Preferred Fixed Rate Notes due 2025 (included in Exhibit A of the First Supplemental Indenture (Exhibit 4.2 to this filing))

4.4	Form of Global Note for the 3.490% Senior Non Preferred Fixed Rate Notes due 2030 (included in Exhibit B of the First Supplemental Indenture (Exhibit 4.2 to this filing))

5.1	Opinion of Uría Menéndez Abogados, S.L.P.

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez Abogados, S.L.P. (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A. (Registrant)

Date:	May 28, 2020	By:	/s/ José Antonio Soler
Name: José Antonio Soler
Title: Authorized Representative